SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule
101(b)(1):            .)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule
101(b)(7):            .)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated December 21, 2012 in respect of Poll Results at Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: December 24, 2012

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Announcement

Poll Results at Extraordinary General Meeting

Reference is made to the circular dated 29 November 2012 issued by China Unicom (Hong Kong) Limited (the “Company”) in connection with the proposed acquisition of a 100% equity interest in Unicom New Horizon Telecommunications Company Limited from China United Network Communications Group Company Limited (the “Circular”). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that at the extraordinary general meeting of the Company held at 3:00 p.m. on 21 December 2012 (the “EGM”), the Independent Shareholders passed by way of poll the ordinary resolution set out in the notice convening the EGM dated 29 November 2012, which is set out in the Circular. The poll results are as follows:

Ordinary Resolution	No. of Votes (%)
	For	Against
The transfer agreement dated 21 November 2012 (the “Transfer Agreement”) entered into between China United Network Communications Corporation Limited (“CUCL”) and China United Network Communications Limited (“Unicom A Share Company”) relating to the transfer of all of the rights and obligations of Unicom A Share Company under the Equity Acquisition Agreement (as defined in the Circular) relating to the acquisition of 100% of the equity interest of Unicom New Horizon Telecommunications Company Limited (the “Proposed Acquisition”) to CUCL so that CUCL will enter into the Proposed Acquisition on the same terms (including the consideration payable) as those set out in the Equity Acquisition Agreement be and is hereby approved, ratified and confirmed, and the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Transfer Agreement and the transactions contemplated therein.	3,892,462,876 (99.9949%)	199,867 (0.0051%)

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

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As at the date of the EGM, the total number of issued shares of the Company was 23,565,051,919. The number of Shares held by Unicom BVI and its associates was 9,725,000,020, representing approximately 41.27% of the issued share capital of the Company. The number of Shares held by Unicom Group BVI and its associates was 8,082,130,236, representing approximately 34.30% of the issued share capital of the Company.

The Transfer Agreement constitutes a connected transaction for the Company and as each of Unicom BVI and Unicom Group BVI is a connected person of the Company and is regarded as having a material interest in the Transfer Agreement, each of Unicom BVI and Unicom Group BVI and their respective associates abstained from voting on the ordinary resolution. Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 Shares (representing 0.96% of the issued share capital of the Company) which are held by Unicom Group BVI as trustee on behalf of a PRC shareholder. As such PRC shareholder is not an associate of Unicom Group BVI under the Listing Rules, Unicom Group BVI exercised its voting rights in respect of such Shares on behalf of and as instructed by the PRC shareholder at the EGM. As such, the total number of Shares entitling the Independent Shareholders to attend and vote for or against the ordinary resolution was 5,757,921,663, representing approximately 24.43% of the issued share capital of the Company. There were no Shares entitling the holder thereof to attend and vote only against the ordinary resolution.

The scrutineer for the vote-taking at the EGM was Hong Kong Registrars Limited, the share registrar of the Company.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary

Hong Kong, 21 December 2012

As of the date of this announcement, the Board comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

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